UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Eagle Bulk Shipping Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2187A150
(CUSIP Number)

December 31, 2023**
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This amendment is being filed to supersede the Schedule 13G that was inadvertently filed by the Reporting Person on February 14, 2024, which incorrectly reported that the Reporting Person beneficially owned shares of Common Stock as of December 31, 2023, based on the misunderstanding that the Reporting Person had the right to acquire shares of Common Stock upon conversion of certain convertible notes it held (the “Convertible Notes”). However, because the Convertible Notes indenture provides the Issuer with the right to settle the Convertible Notes in cash, the Reporting Person is not deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) any shares of Common Stock through its ownership of the Convertible Notes.  Accordingly, this amendment correctly reports that the Reporting Person beneficially owned no shares of Common Stock as of December 31, 2023.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2187A150	SCHEDULE 13G	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Walleye Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. Y2187A150	SCHEDULE 13G	Page 3 of 5 Pages
Item 1. (a)	Name of Issuer:

Eagle Bulk Shipping Inc. (the “Issuer”)

Item 1. (b)	Address of Issuer’s Principal Executive Offices

300 First Stamford Place, Stamford, CT 06902

Item 2. (a, b, c)	Names of Person Filing, Address of Principal Business Office, Citizenship:

Walleye Capital LLC, a Minnesota limited liability company, 315 Park Ave. South, New York, NY 10010.

Item 2. (d)	Title of Class of Securities

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2. (e)	CUSIP No.:

Y2187A150

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Information with respect to the Reporting Person’s ownership of the Common Stock as of December 31, 2023, is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Note: The Schedule 13G filed by the Reporting Person on February 14, 2024 incorrectly reported that the Reporting Person beneficially owned shares of Common Stock as of December 31, 2023, through its right to convert the Convertible Notes. However, because the Convertible Notes indenture provides the Issuer with the right to settle the Convertible Notes in cash, the Reporting Person is not deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) any shares of Common Stock through its ownership of the Convertible Notes and the Reporting Person is filing this amendment to correctly report that it beneficially owned no shares of Common Stock as of December 31, 2023.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

CUSIP No. Y2187A150	SCHEDULE 13G	Page 4 of 5 Pages
Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification (if filing pursuant to Rule 13d-1(b))

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

CUSIP No. Y2187A150	SCHEDULE 13G	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2024

Walleye Capital LLC

By:	/s/ Thomas L. Wynn IV
Thomas L. Wynn IV, Global Chief Compliance Officer